VIA EDGAR ONLY

November 25, 2015

United States Securities and Exchange Commission

Attn: Courtney Haseley, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STL Marketing Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 22, 2015
File No. 000-55013

Dear Ms. Haseley:

STL Marketing Group, Inc. (the “STL Marketing” or the “Company”) is in receipt of your comment letter dated November 10, 2015 on the above captioned filing. Pursuant to your conversation with our counsel, the Company plans to respond to the November 10, 2015 comment letter with complete and substantive responses by December 10, 2015, which is ten (10) business days from today’s date.

Thank you for your assistance and review.

Sincerely,

STL Marketing Group, Inc.

/s/ Jose Quiros
Jose Quiros
Chief Executive Officer